UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43058

BLUE MOON METALS INC.

(Translation of registrant’s name into English)

220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On February 11, 2026, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (“SEDAR +”) a press release, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K nor is it incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Press release dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOON METALS INC.

	By:	/s/ Frances Kwong
		Name:	Frances Kwong
		Title:	Chief Financial Officer and Corporate Secretary

Date: February 12, 2026